SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  September 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TO OPEN NEW MILAN MALPENSA BASE (NO. 73)

1 BASED AIRCRAFT, $100M INVESTMENT, 4 ROUTES & 450,000 CUSTOMERS

Ryanair, Italy's No.1 airline, today (2 Sept) announced it will open a new base at Milan Malpensa (No. 73), its 15th in Italy, from 1st December 2015, initially with 1 based aircraft (an investment of $100m) and 4 routes to London Stansted, Comiso, Bucharest and Seville, which will deliver 450,000 customers p.a. and support 450* "on-site" jobs at Milan Malpensa Airport.

From 1st December, Ryanair's new Milan Malpensa base will deliver:

• 1 based aircraft ($100m investment)

• 4 routes to Bucharest, Comiso, London Stansted & Seville

• 28 weekly flights

• 450,000 customers p.a.

                                                                      NEW MILAN MALPENSA BASE

Route	Frequency	Start Date
London Stansted	2 x daily	1st December
Comiso	1 x daily	1st December
Bucharest	4 x weekly	2nd December
Seville	3 x weekly	1st December

In Milan, Ryanair's Chief Commercial Officer, David O'Brien said:

"Ryanair is pleased to announce a new Milan Malpensa base, opening in December, our 15th base in Italy, initially with one based aircraft and 4 routes to London Stansted, Comiso, Bucharest and Seville, which will deliver 450,000 customers p.a. and support 450 jobs at Milan Malpensa Airport.

As Italy's No 1 airline, we are pleased to add another key primary airport to what is already Europe's largest route network, as we continue to connect Italy with Europe's major centres of business. We will continue to operate and grow at Milan Bergamo Airport and as demonstrated by the success of our dual airport strategies in Brussels, Glasgow and Rome, Ryanair will remain the ideal choice for both business and leisure customers.

To celebrate our new Milan Malpensa base we are releasing seats for sale at prices starting from just € 9.99 for travel in December and January, which must be booked by Thursday (3 Sept). Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

* ACI research confirms up to 1,000 'on-site' jobs per 1m passengers

For further information
please contact:           Robin Kiely                             John Alborante
                                     Ryanair Ltd                             Ryanair Ltd
                                    Tel: +353-1-945 1949            Tel: +353 1 945 1791
                                    press@ryanair.com                alborantej@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02 September, 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary